ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 202.857.6000 MAIN 202.857.6395 FAX afslaw.com Ralph De Martino Partner (202) 724-6848 DIRECT ralph.demartino@afslaw.com

December 12, 2023

Division of Corporation Finance
Office of Industrial Applications and Services

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Juan Grana
Lauren Nguyen

Re:	SportsMap Tech Acquisition Corp. Registration Statement on Form S-1 Filed November 13, 2023 File No. 333-275521

To Whom It May Concern:

The undersigned serves as counsel to SportsMap Tech Acquisition Corporation (“SportsMap” or the “Company”). On behalf SportsMap, we are hereby responding to the letter dated December 4, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1, filed on November 13, 2023 (the “Registration Statement”). For the convenience of the Staff, the comments included in the Comment Letter are posted below (in bold) and SportsMap’s response follows each comment.

Registration Statement on Form S-1 filed November 13, 2023

Explanatory Note, page i

1.	You refer to the resale of 7,971,341 shares (the “New ICI Shares”) of Common Stock to be issued in the Business Combination by "certain registered holders named in the accompanying prospectus." Revise to define the term "registered holder" after the term is first used and clarify whether you are referring to the list of registered holders on page 103.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure in the Explanatory Note accordingly.

Cover Page, page ii

2.	We note the disclosure that you may receive up to an aggregate of approximately $105.0 million from the cash exercise of the Warrants and that if the trading price of your Common Stock continues to be less than $11.50 per share, you do not expect holders to exercise their Warrants. Expand your disclosure to disclose whether the company is in fact likely to have to seek additional capital and discuss the effect of this offering on the company’s ability to raise additional capital.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on the cover page accordingly.

December 12, 2023 Page 2

3.	Please revise to describe the holders of the New ICI Shares.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on the cover page accordingly.

Risk Factors, page 7

4.	We note your disclosures regarding your recent net losses. Please update your disclosures for the quarter ended September 30, 2023.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 9 accordingly.

Sales of a substantial number of our securities in the public market by the registered holders or by our other existing securityholders..., page 37

5.	We note your disclosure highlighting the negative pressure potential sales of securities pursuant to this registration statement could have on the public trading price of the common stock and warrants. We also note your disclosure that even though the current trading price is at or below the SPAC IPO price, the private investors will still profit on sales because of their lower purchase price. Please revise your disclosure to clarify that this may incentivize these private investors to sell their securities.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 42 accordingly.

6.	Please expand your disclosure to highlight the fact that a number of beneficial owners of more than 5% will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use. In providing this disclosure, disclose the current approximate percentage of securities being registered for resale out of the total number of securities outstanding and include the number of beneficial owners of more than 5% of your shares that are participating in the offering.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 42 accordingly.

The future exercise of registration rights may adversely affect the market price of our Common Stock upon consummation..., page 38

7.	When available, please revise to update the disclosure in this risk factor and all related disclosures in this registration statement upon the conclusion of the special shareholder meeting.

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure on page 42 and all related disclosures accordingly.

General

8.	Please update your disclosures to include the financial statements for the interim period ended September 30, 2023 and all related disclosures.

RESPONSE: We acknowledge the Staff’s comment and have included the financial statements for the interim period ended September 30, 2023 and have updated all related disclosures accordingly.

* * * * *

December 12, 2023 Page 3

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this Correspondence and to the Company’s Registration Statement.

Respectfully submitted,

Ralph V. De Martino

RVD/mc

cc: David Gow